NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES AND OPTIONS TO ACQUIRE
COMMON SHARES OF DYNAMIC OIL & GAS, INC.
to be held September 27, 2005

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (collectively, the “Securityholders”) of common shares (“Dynamic Shares”) of Dynamic Oil & Gas, Inc. (“Dynamic”) and options (“Dynamic Options”) to acquire Dynamic Shares will be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia on Tuesday, September 27, 2005 at 9:00 a.m. (Vancouver time) for the following purposes:

(a)

for the holders of Dynamic Shares and Dynamic Options to consider, pursuant to an order (the “Interim Order”) of the British Columbia Supreme Court dated August 26, 2005 and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying information circular dated August 26, 2005 (the “Information Circular”), to approve:

(i)

an arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 under the Business Corporations Act (British Columbia) (the “BCBCA”), all as more particularly described in the Information Circular; and

	(ii)	an initial private placement by Shellbridge in an amount up to $4 million at the price and on the terms as more particularly described in the Information Circular;

(b)

for the holders of Dynamic Shares to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth under the heading “Other Matter To Be Brought Before the Meeting - Approval of Shellbridge Stock Option Plan” in the Information Circular, to approve a stock option plan for Shellbridge, as more particularly described in the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Pursuant to the terms of the Interim Order and Sections 237 to 247 of BCBCA, registered holders of Dynamic Shares have the right to dissent in respect of the Arrangement Resolution. These dissent rights are described in the Information Circular. If a holder of Dynamic Shares wishes to dissent, a written notice of dissent must be received by Dynamic at least two days before the date of the Meeting. As a result of giving a notice of dissent, a holder of Dynamic Shares may, if the Arrangement becomes effective, require 0730008 B.C. Ltd. (“AcquisitionCo.”) to purchase all of such holder’s Dynamic Shares. Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is August 26, 2005. Only Securityholders whose names have been entered in the registers of Dynamic on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the blue form of proxy in the case of a holder of Dynamic Shares and the green form of proxy in the case of a holder of Dynamic Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, at Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia,

V6E 3X1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Richmond, in the Province of British Columbia, this 26th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
DYNAMIC OIL & GAS, INC.

(signed) “Wayne J. Babcock”
Wayne J. Babcock,
President and Chief Executive Officer
Dynamic Oil & Gas, Inc.